Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

October 24, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Supplementary Report

Further to the Company’s Immediate Report dated March 7, 2018 and to the description in Section 2.18 (c) of the Company’s Description Chapter of the Company’s Periodic Report for 2018, as well as the update to this Section under the Company’s Quarterly Report for the period ended June 30, 2019 - regarding a class action request lawsuit against the Company alleging that the Company has adversely exploited its monopolistic status (“the approval motion”) - on October 23, 2019, the company received a request from the plaintiffs in order to amend the approval motion by adding respondents (directors and officers of the relevant period, some of whom are also currently in the company) And to add additional evidence to the motion.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.